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                                                                 Exhibit 4(v)

                           AMENDMENTS TO THIS CONTRACT

   I. The "Accumulation Unit Value" paragraph (paragraph 24 in Form 1170 or paragraph 19 in Form 1171) is amended by adding the sentence "The value of the Separate Account Accumulation Unit may decrease or increase at the end of each valuation period."
  II. The "Separate Account Annuity Unit Value" paragraph (paragraph 4 in Forms 1172, 1173 and 1174) is amended by adding the sentence "The value of the Separate Account Annuity Unit may decrease or increase during any valuation period."
 III. The "Reports to Owner" paragraph (paragraph 25 in Form 1170 or paragraph 20 in Form 1171) is replaced by the following paragraph and a new paragraph is added to Form 1172 (paragraph 18), to Form 1173 (paragraph 21) and to Form 1174 (paragraph 18) which reads:

               "The Company will mail to the Owner of this contract at least once in each contract year after the first, at his last address known to the Company, a report in a form approved by the Commissioner of Insurance of New Jersey, which shall include a statement of the number of units credited to this contract and the dollar value of a unit as of a date not more than two months previous to the date of mailing and a statement in a form and of a date approved by said Commissioner of the investments held in the Separate Account designated in this contract."

     Signed for The Franklin Life Insurance Company at Springfield, Illinois.



                                                       Secretary








Form 6296-New Jersey